82-1090

CONSOLIDATED MERCANTILE

INCORPORATED

02049472

SUPPL

02 AUG 27 AM 8:14

INTERIM REPORT

TO THE SHAREHOLDERS

Your Directors are pleased to report on the activities and financial results of the Company for the six months ended June 30, 2002.

Results for the first six months of the year reflect a significant increase in earnings. Revenues increased by 8% to approximately $113 million from $104 million in the comparable 2001 period. Earnings from Operations increased to $9.6 million compared to $5.1 million in 2001. Earnings for the six months increased to $0.35 per share prior to reflecting a loss on the early repayment of a portion of the Company's outstanding convertible debenture. This non-recurring loss reduced earnings to $0.23 per share. This compares with a loss of ($0.07) per share in 2001.

The growth in earnings stems from the Company's expanded product offerings, lower material costs and improved manufacturing efficiencies and indications are that the Company will continue to experience increased earnings for the balance of the year as a result of the many initiatives put into place.

Our packaging and specialty cover unit recently entered into a new and expanded banking arrangement that allows for substantial growth. Funding is being made available for capital expenditure programs, plant expansion, acquisitions and most importantly, the growth in core product lines.

Your Directors are pleased with the results achieved and look forward to continued growth.

On Behalf of the Board

Fred A. Litwin
President

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED BALANCE SHEET

(Unaudited)

	June 30 2002	December 31 2001
ASSETS		
CURRENT		
Cash and short-term investments	$ 620,640	$ 2,249,759
Accounts and notes receivable	36,755,168	36,292,134
Income taxes receivable	175,753	468,443
Inventories	25,012,084	27,733,107
Prepaid expenses	1,657,135	1,387,140
Future income taxes	560,675	566,157
	64,781,455	68,696,740
INVESTMENTS	542,751	590,303
FIXED	53,786,497	55,522,291
FUTURE INCOME TAXES	1,054,063	924,867
INTANGIBLE AND OTHER ASSETS	2,983,646	3,091,436
	$ 123,148,412	$ 128,825,637
LIABILITIES		
CURRENT		
Bank indebtedness	$ 19,141,227	$ 19,770,858
Accounts payable and accruals	27,545,953	29,456,651
Current portion of long-term debt	16,349,707	18,470,100
	63,036,887	67,697,609
LONG-TERM DEBT	14,331,315	16,740,387
NON-CONTROLLING INTEREST	22,174,539	21,349,086
FUTURE INCOME TAXES	4,563,271	4,606,379
	104,106,012	110,393,461
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	2,362,086	2,362,086
CONTRIBUTED SURPLUS	59,411	59,411
TRANSLATION ADJUSTMENT	575,130	656,537
RETAINED EARNINGS	16,045,773	15,354,142
	19,042,400	18,432,176
	$ 123,148,412	$ 128,825,637

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(Unaudited)

	Six months ended June 30 2002	Six months ended June 30 2001	Three months ended June 30 2002	Three months ended June 30 2001
SALES	$ 112,688,421	$ 103,963,974	$ 60,090,001	$ 54,500,391
COST OF SALES	84,777,587	81,027,930	44,703,531	42,370,194
	27,910,834	22,936,044	15,386,470	12,130,197
OTHER INCOME				
Interest income	12,529	16,067	3,422	3,502
EXPENSES				
Selling and administrative	18,308,620	17,835,955	9,461,924	9,084,623
EARNINGS FROM OPERATIONS	9,614,743	5,116,156	5,927,968	3,049,076
Amortization	4,442,765	4,335,503	2,236,875	2,102,159
Interest on long-term debt	948,149	1,301,419	410,273	618,846
Loss on extinguishment of long-term debt	432,140	-	432,140	-
	5,823,054	5,636,922	3,079,288	2,721,005
EARNINGS (LOSS) BEFORE INCOME TAXES AND UNDERNOTED ITEMS	3,791,689	(520,766)	2,848,680	328,071
Income taxes (recovered)	1,632,021	(175,861)	1,267,033	143,957
EARNINGS (LOSS) BEFORE UNDERNOTED ITEMS	2,159,668	(344,905)	1,581,647	184,114
Non-controlling interest	(1,420,485)	186,749	(1,108,088)	(102,195)
Equity in earnings of investee	14,630	16,087	730	7,800
Loss on disposal of investment	(62,182)	-	-	-
	(1,468,037)	202,836	(1,107,358)	(94,395)
NET EARNINGS (LOSS) FOR THE PERIOD	691,631	(142,069)	474,289	89,719
RETAINED EARNINGS, beginning of period	15,354,142	14,249,293	15,571,484	14,017,505
Excess of cost of shares purchased for cancellation over stated value	-	(140,541)	-	(140,541)
RETAINED EARNINGS, END OF PERIOD	$ 16,045,773	$ 13,966,683	$ 16,045,773	$ 13,966,683
EARNINGS (LOSS) PER SHARE				
Basic	$ 0.23	$ (0.07)	$ 0.16	$ 0.02
Fully diluted	$ 0.21	$ (0.07)	$ 0.15	$ 0.02
Weighted average number of common shares				
Basic	2,779,320	2,794,834	2,779,320	2,779,684
Fully diluted	2,982,311	2,824,308	2,988,789	2,809,158

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited financial statements do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2001.

Results of operations were impacted by the expected seasonality of certain of the products sold.

CONSOLIDATED MERCANTILE INCORPORATED

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

	Six months ended June 30 2002	Six months ended June 30 2001	Three months ended June 30 2002	Three months ended June 30 2001
OPERATING ACTIVITIES				
Net earnings (loss) for the period	$ 691,631	$ (142,069)	$ 474,289	$ 89,719
Amortization	4,442,765	4,335,503	2,236,875	2,102,159
Future income taxes	(137,000)	(20,000)	(118,000)	(20,000)
Non-controlling interest	1,420,485	(186,749)	1,108,088	102,195
Equity in earnings of investee	(14,630)	(16,087)	(730)	(7,800)
Loss on disposal of investment	62,182	-	-	-
	6,465,433	3,970,598	3,700,522	2,266,273
Change in non-cash components of working capital	369,986	(10,928,352)	(8,174,564)	(14,369,387)
	6,835,419	(6,957,754)	(4,474,042)	(12,103,114)
FINANCING ACTIVITIES				
Increase (decrease) in bank indebtedness	(514,131)	14,402,003	8,623,803	15,642,026
Purchase of common shares for cancellation	-	(166,607)	-	(34,057)
Purchase of shares of consolidated subsidiary	(472,761)	-	(472,761)	-
Purchase of shares by consolidated subsidiary for cancellation	(101,000)	(1,061,300)	-	(457,826)
Proceeds from long-term debt	135,000	165,000	135,000	-
Repayment of long-term debt	(4,380,340)	(2,499,480)	(2,868,171)	(1,504,743)
	(5,333,232)	10,839,616	5,417,871	13,645,400
INVESTING ACTIVITIES				
Purchase of and deposits on fixed assets	(2,948,287)	(5,320,543)	(1,258,347)	(2,325,517)
Other	-	(559,977)	-	(511,025)
	(2,948,287)	(5,880,520)	(1,258,347)	(2,836,542)
Effect of foreign currency translation on cash balances	(183,019)	797,504	(470,193)	337,876
CHANGE IN CASH POSITION	(1,629,119)	(1,201,154)	(784,711)	(956,380)
Cash and short-term investments at beginning of period	2,249,759	1,799,650	1,405,351	1,554,876
CASH AND SHORT-TERM INVESTMENTS AT END OF PERIOD	$ 620,640	$ 598,496	$ 620,640	$ 598,496
Supplemental cash flow information:				
Income taxes paid	$ 1,457,590	$ 2,128,542	$ 265,669	$ 464,779
Interest paid, net	$ 1,279,316	$ 2,168,970	$ 660,328	$ 1,226,005

Segmented information
(in thousands of dollars)

		Six months ended June 30 2002	Six months ended June 30 2001	Three months ended June 30 2002	Three months ended June 30 2001
Net sales	Packaging Products	$ 64,220	$ 60,136	$ 32,414	$ 30,152
	Pool Products	20,538	17,409	14,343	11,550
	Furniture	27,930	26,419	13,333	12,798
		$ 112,688	$ 103,964	$ 60,090	$ 54,500
Operating profit	Packaging Products	$ 10,971	$ 7,875	$ 5,017	$ 3,727
	Pool Products	1,305	721	1,889	1,250
	Furniture	1,418	1,437	441	724
		$ 13,694	$ 10,033	$ 7,347	$ 5,701
Capital expenditures	Packaging Products	$ 1,865	$ 3,932	$ 808	$ 1,339
	Pool Products	424	835	112	398
	Furniture	332	183	72	81
	Corporate	327	370	266	508
		$ 2,948	$ 5,320	$ 1,258	$ 2,326
Identifiable assets	Packaging Products	$ 68,139	$ 66,189		
	Pool Products	34,409	37,807		
	Furniture	13,093	16,498		
	Corporate	7,507	10,677		
		$ 123,148	$ 131,171		

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Sales. Sales were $112.7 million for the first six months of 2002, an increase of 8.4% as compared to $103.9 million for 2001. The Company continues to achieve improvement in revenue at both its packaging and specialty cover and furniture units.

Gross Margins. Gross margin increased to 24.8% for the first six months of 2002 compared with 22.1% for the comparable period in 2001. The gross margin increase resulted from lower material costs and improved manufacturing efficiencies.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales decreased to 16.2% as compared to 17.2% for 2001 due to the higher sales volumes.

Other Expenses. The Company incurred $5.8 million of other expenses for the first six months of 2002 compared with $5.6 million for the first six months of 2001. The net increase was due to a loss on extinguishment of long-term debt and a decrease in interest on long-term debt.

Income Tax Provision. The effective tax rate was 43.0% for the first six months of 2002 compared to 33.8% for the comparable period in 2001. The main difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to differing tax rates in foreign countries, valuation allowance and certain non-deductible expenses.

Net Earnings. The Company reported net earnings of $691,631 for the first six months of 2002 compared with net loss of $142,069 for the first six months in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and the cash flow from operations.

The Company's working capital amounted to $1,744,568 at June 30, 2002 compared to $999,131 at December 31, 2001. The ratio of current assets to current liabilities was 1.03:1 at June 30, 2002 and 1.01:1 at December 31, 2001. The Company's cash on hand was $0.6 million at June 30, 2002 as compared to $2.2 million at December 31, 2001. The substantial decrease in working capital at both December 31, 2001 and June 30, 2002 was due to the fact that the Company's packaging and speciality cover subsidiary's banking facility expired in June 2002 and approximately $15 million of the term loans drawn under the line of credit have been reclassified under current liabilities. This unit has now entered into a new banking agreement to replace the expiring facility and these term loans have once again been reclassified as long-term liabilities. The new facilities allow for substantial growth with funding being made available for capital expenditure programs, plant expansion, acquisition opportunities and most importantly, growth in core product lines.